Preliminary Pricing Supplement (To the Prospectus dated July 19, 2013, and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated February 24, 2014

BARCLAYS BANK PLC

Barclays Autocallable Reverse Convertible NotesSM	All Asset Classes and Structures Under One RoofSM

Terms used in this preliminary pricing supplement are described or defined in the prospectus supplement. The reverse convertible notes (the “Notes”) offered will have the terms described in the prospectus supplement and the prospectus, as supplemented by this preliminary pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The reference asset below is in the form of a linked share and represents the Note offering. The purchaser of a Note will acquire a security linked to a single linked share. The following terms relate to the Note offering:

•	Issuer: Barclays Bank PLC

•	Issue Date: March 5, 2014

•	Initial Valuation Date: February 28, 2014

•	Final Valuation Date: March 2, 2015 (subject to postponement in the event of a Market Disruption Event)

•	Maturity Date: March 5, 2015 (subject to postponement in the event of a Market Disruption Event)

•	Initial Price: TBD, the closing price of the linked share on the initial valuation date.

•	Final Price: Closing price of the linked share on the final valuation date.

•	Protection Price: TBD, the protection level multiplied by the initial price, rounded to the nearest cent as appropriate.

•	Call Valuation Dates: May 28, 2014, August 28, 2014, and November 28, 2014, provided, however, that if a market disruption event occurs or is continuing with respect to the linked share on a day that would otherwise be a call valuation date (a “scheduled date”), the relevant call valuation date will be the first trading day preceding the scheduled date on which no Market Disruption Event occurs or is continuing with respect to the linked share.
•	Early Redemption Date: With respect to a call valuation date, the scheduled interest payment date immediately following such call valuation date.

•	Interest Payment Dates: April 7, 2014, May 5, 2014, June 4, 2014, July 7, 2014, August 5, 2014, September 5, 2014, October 6, 2014, November 5, 2014, December 5, 2014, January 5, 2015, February 5, 2015, and the Maturity Date, paid in arrears and calculated on a 30/360 basis.

•	Trading Days: A day, as determined by the calculation agent, on which the primary exchange or market of trading for shares of the linked share are open for trading and trading is generally conducted on such market or exchange.

•	Initial public offering price: 100%

•	Tax allocation of coupon rate:

Deposit income*: TBD

Put premium: The coupon rate minus the deposit income

Linked Share	Initial Price	Page Number	Bloomberg Ticker Symbol**	Coupon Rate*	Protection Level	CUSIP/ISIN
Celgene Corporation	TBD	PPS-9	CELG UW <Equity>	[7.50 – 8.25]%	70.00%	06741J6R5/US06741J6R57

*	Annual Rate. The actual per annum Coupon Rate will be determined on the Initial Valuation date and will not be less than 7.50%.
**	The closing price of the linked share on any day will be the official closing price per share reported on the applicable Bloomberg Professional® service page noted in the table above, subject to adjustment as described under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Any payment due on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Risk Factors” beginning on page PPS-3 of this preliminary pricing supplement.

	Initial Issue Price	Price to Public	Agent’s Commission*	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.85%	98.15%
Total	$TBD	$TBD	$TBD	$TBD

*	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.85% of the principal amount of the Notes, or $18.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Our estimated value of the Notes on the initial valuation date, based on our internal pricing models, is expected to be between $950.00 and $969.00 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Information Regarding Our Estimated Value of the Notes” on the following page of this preliminary pricing supplement.

BARCLAYS BANK PLC

GENERAL TERMS FOR THE

NOTES OFFERING

This preliminary pricing supplement relates to a Note offering linked to a linked share. The purchaser of a Note will acquire a security linked to the single individual linked share identified on the cover page. Although the Note offering relates to the individual linked share identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the linked share or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus and the prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus and the prospectus supplement may be accessed on the SEC website at www.sec.gov as follows:

Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Prospectus Supplement dated July  19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.

Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

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We urge you to read the “Risk Factors” section set forth below.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-6 of the prospectus supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”.

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the applicable pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest. If (a) the Notes are not called prior to maturity, (b) the final price is less than the initial price and (c) the closing price of the linked share is less than the protection price on any day during the term of the Notes, your Notes will be fully exposed to the negative performance of the linked share from the initial price to the final price.

Single Equity Risk—The price of the linked share can rise or fall sharply due to factors specific to the linked share and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the linked share.

Return Limited to Coupon—Your return is limited to the coupon payments. You will not participate in any appreciation in the price of the linked share.

Potential Early Exit—While the original term of the Notes is approximately twelve months, the Notes will be called before maturity if the closing price of the linked share is at or above the initial price on any call valuation date. If the Notes are called, you will be entitled only to the principal amount payable on the relevant early redemption date and any previously accrued but unpaid coupon payments. No more interest will accrue after the early redemption date.

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the linked share would have.

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this preliminary pricing supplement, including but not limited to the final valuation date, the initial price, the final price, the protection level, the protection price, the physical delivery amount and any combination thereof as described in the following sections of the accompanying prospectus supplement.

•	For a description of what constitutes a Market Disruption Event and the consequences thereof, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•	For a description of further adjustments that may affect the linked share, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•	Notwithstanding anything to the contrary in the accompanying prospectus supplement, the final valuation date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled final valuation date to and including the originally scheduled maturity date.

Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

The Estimated Value of Your Notes Might be Lower if such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

The Estimated Value of Your Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the

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methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and such Secondary Market Prices, if Any, Will Likely be Lower than the Initial Issue Price of Your Notes and may be Lower than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

SUMMARY

Principal Payment at Maturity

If the Notes are not called prior to maturity pursuant to the “Automatic Call” as described below, a $1,000 investment in the Notes will pay $1,000 at maturity unless: (a) the final price of the linked share is lower than the initial price of the linked share; and (b)

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between the initial valuation date and the final valuation date, inclusive, the closing price of the linked share on any day is below the protection price.

If the Notes are not called prior to maturity and the conditions described in (a) and (b) are both true, at maturity you will receive, at our election, instead of the full principal amount of your Notes, either (i) the physical delivery amount (fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price), or (ii) a cash amount equal to the principal amount of your Notes reduced by the percentage decrease in the price of the linked share from the initial price to the final price.

If you receive shares of the linked share in lieu of the principal amount of your Notes at maturity, the value of your investment will approximately equal the market value of the shares of the linked share you receive, which could be substantially less than the value of your original investment. You may lose some or all of your principal if you invest in the Notes.

Automatic Call

On any call valuation date, if the closing price of the linked share is greater than or equal to the initial price, the Notes will be automatically called on the related early redemption date for a cash payment per Note equal to $1,000 on the related early redemption date (together with any accrued but unpaid interest to but excluding the early redemption date). No interest will accrue after the early redemption date.

Interest

The Notes will bear interest, if any, from the issue date specified in the applicable preliminary pricing supplement at the coupon rate specified on the front cover of this preliminary pricing supplement. The interest paid, if any, will include interest accrued from the issue date or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or maturity date. No interest will accrue and be payable on your Notes after the maturity date specified on the front cover if such maturity date is extended or if the final valuation date is extended or if an early redemption date is extended. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York City or London, generally, are authorized or obligated by law, regulation or executive order to close. See generally “Interest Mechanics” in the prospectus supplement.

Physical Delivery Amount

The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your Notes by the initial price of the linked share. The physical delivery amount, the initial price of the linked share and other amounts may change due to stock splits or other corporate actions. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described below. However, the U.S. federal income tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this preliminary pricing supplement. We urge you to consult with your tax advisor as to the tax consequences of your investment in the Notes.

U.S. Holders

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the

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“Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the Notes is not more than one year, we intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations. However, because under certain circumstances, the Notes may be outstanding for more than one year, it is possible that the Deposits may not be treated as short-term obligations. In that event, the U.S. federal income tax treatment of the Deposits would be described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest” in the accompanying prospectus supplement.

On the cover page we have determined the yield on the Deposit and the Put Premium with respect to each Note, which are treated as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”. If the IRS were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ.

If the Notes are automatically called on an early redemption date, you should generally recognize no gain or loss with respect to the Deposits, and you should recognize the total Put Premium received as short-term capital gain at that time.

On December 7, 2007, the IRS released a notice that may affect the taxation of U.S. holders of certain notes (which may include the Notes). According to the notice, the IRS and the Treasury Department are actively considering whether a U.S. holder of such notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.

It is possible, however, that under such guidance, U.S. holders of such notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code (which are discussed further in the prospectus supplement) might be applied to such instruments. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding the notice and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

U.S. holders who are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% “Medicare tax” on all or a portion of their “net investment income,” which may include the coupon payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Non-U.S. Holders

We currently do not withhold for tax on coupon payments made to non-U.S. holders of the Notes. However, if we determine that there is a material risk that we will be required to withhold on any such payments, we may withhold on such payments at a 30% rate, or require an appropriate and valid IRS Form W-8 from non-U.S. holders to avoid withholding for tax.

In addition, we do not believe that coupon payments made to non-U.S. holders of the Notes are subject to the Section 871(m) withholding tax described under the heading “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement.

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Non-U.S. holders also are subject to the general rules regarding information reporting and backup withholding described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “’40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ’40 Act by the company issuing the linked share can be located by reference to the linked share SEC file number specified below.

The summary information below regarding the company issuing the linked share comes from the issuer’s SEC filings. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer. We have not undertaken any independent review or due diligence of the SEC filings of the company issuing the linked share or of any other publicly available information regarding such issuer.

Description of Hypothetical Examples

The Table of Hypothetical Values at Maturity below, based on the assumptions outlined for the linked share, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the linked share, based on certain percentage change between the initial price and final price of the linked share and depending on whether the Notes are called prior to maturity (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

If the closing price of the linked share is at or above the initial price on any call valuation date, the Notes will be called for redemption at a cash payment per Note equal to $1,000 payable on the related early redemption date. You will also have received the applicable interest payments up to the early redemption date.

If the Notes are not called prior to maturity, the final price of the linked share is determined on the final valuation date.

If the final price of the linked share is at or above its initial price, you will receive a payment at maturity of $1,000, regardless of whether the protection price was ever reached or breached during the term of the Notes.

If the final price of the linked share is below its initial price but the closing price of the linked share never fell below the protection price during the term of the Notes, you will receive a payment at maturity of $1,000.

If the final price of the linked share is below its initial price and the closing price of the linked share fell below the protection price during the term of the Notes, you will receive, at our election, either (a) a number of shares equal to the physical delivery amount, plus a cash amount equal to the fractional shares multiplied by the final price or (b) the cash amount equal to the principal amount of your Notes reduced by the percentage decrease in the price of the linked share from the initial price to the final price.

In any case, you would also have received the applicable interest payments accrued up to either the early redemption date or the maturity date. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the closing price of the linked share from the initial valuation date to the final valuation date, if the coupon yield on the Notes exceeds the dividend yield on the linked share, the total return on the Notes would be higher relative to the total return of an investment in the linked share (subject to any differences attributable to potentially different tax consequences from investing in the Notes as opposed to investing directly in the linked share).

PPS-8

If you had invested directly in the linked share for the same period, you would have received total cash payments representing the number of shares of the linked share you could have purchased with your $1,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of the linked share. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $1,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial valuation date and is held constant regardless of the final price of the linked share.

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the closing price of the linked share from the initial valuation date to the final valuation date, if the coupon yield on the Notes was less than the dividend yield on the linked share, the total return on the Notes would be lower relative to the total return of an investment in the linked share (subject to any differences attributable to potentially different tax consequences from investing in the Notes as opposed to investing directly in the linked share).

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in the linked share is set forth below in the Table of Hypothetical Values at Maturity.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-9

Celgene Corporation

Celgene Corporation (the “Company”) is a global biopharmaceutical company. The Company focuses on the discovery, development, and commercialization of therapies designed to treat cancer and immune-inflammatory related diseases. Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34912, or its CIK Code: 0000816284. The Company’s common stock is listed on the NASDAQ under the ticker symbol “CELG.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Performance of the Linked Share

The following table sets forth the high and low daily closing prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits. The historical performance of the linked share should not be taken as an indication of the future performance of the share during the term of the Notes.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	$61.82	$46.30	$61.29
June 30, 2008	$65.64	$56.90	$63.87
September 30, 2008	$77.01	$56.00	$63.28
December 31, 2008	$65.23	$47.25	$55.28
March 31, 2009	$56.49	$39.95	$44.40
June 30, 2009	$48.33	$38.01	$47.84
September 30, 2009	$57.79	$46.02	$55.90
December 31, 2009	$57.32	$50.21	$55.68
March 31, 2010	$65.02	$54.77	$61.96
June 30, 2010	$63.40	$50.82	$50.82
September 30, 2010	$58.46	$49.02	$57.61
December 31, 2010	$62.95	$55.55	$59.14
March 31, 2011	$60.02	$49.50	$57.53
June 30, 2011	$60.95	$55.35	$60.32
September 30, 2011	$65.56	$51.85	$61.92
December 31, 2011	$68.01	$60.22	$67.60
March 31, 2012	$78.50	$67.22	$77.52
June 30, 2012	$80.29	$59.45	$64.16
September 30, 2012	$77.27	$62.95	$76.40
December 31, 2012	$82.08	$71.30	$78.72
March 31, 2013	$115.91	$81.10	$115.91
June 30, 2013	$130.17	$112.20	$116.91
September 30, 2013	$154.61	$118.91	$153.93
December 31, 2013	$170.77	$144.45	$168.96
February 20, 2014*	$171.94	$148.60	$163.58

*	High, low and closing prices are for the period starting January 1, 2014 and ending February 20, 2014.

Hypothetical Example

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable upon an automatic call or at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Examples” above.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity unless called.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Linked share: CELG
Initial price: $163.58
Protection level: 70.00%
Protection price: $114.51
Physical delivery amount: 6 ($1,000/Initial price)
Fractional shares: 0.113217
Coupon Rate: 7.50%
Maturity: March 5, 2015
Dividend yield: 0.00% per annum
Coupon amount monthly: $6.25

PPS-10

Table of Hypothetical Values

If Notes are Called with respect to the 1st Early Redemption Date

Final Price (% Change)	Investment in the Notes	Direct Investment in the Linked Shares
+ 100.00%	1.88%	100.00%
+ 90.00%	1.88%	90.00%
+ 80.00%	1.88%	80.00%
+ 70.00%	1.88%	70.00%
+ 60.00%	1.88%	60.00%
+ 50.00%	1.88%	50.00%
+ 40.00%	1.88%	40.00%
+ 30.00%	1.88%	30.00%
+ 20.00%	1.88%	20.00%
+ 10.00%	1.88%	10.00%
+ 5.00%	1.88%	5.00%

0.00%	1.88%	0.00%

- 5.00%	1.88%	-5.00%
- 10.00%	1.88%	-10.00%
- 20.00%	1.88%	-20.00%
- 30.00%	1.88%	-30.00%
- 40.00%	1.88%	-40.00%
- 50.00%	1.88%	-50.00%
- 60.00%	1.88%	-60.00%
- 70.00%	1.88%	-70.00%
- 80.00%	1.88%	-80.00%
- 90.00%	1.88%	-90.00%
- 100.00%	1.88%	-100.00%

PPS-11

If Notes are Called with respect to the 2nd Early Redemption Date

Final Price (% Change)	Investment in the Notes	Direct Investment in the Linked Shares
+ 100.00%	3.75%	100.00%
+ 90.00%	3.75%	90.00%
+ 80.00%	3.75%	80.00%
+ 70.00%	3.75%	70.00%
+ 60.00%	3.75%	60.00%
+ 50.00%	3.75%	50.00%
+ 40.00%	3.75%	40.00%
+ 30.00%	3.75%	30.00%
+ 20.00%	3.75%	20.00%
+ 10.00%	3.75%	10.00%
+ 5.00%	3.75%	5.00%

0.00%	3.75%	0.00%

- 5.00%	3.75%	-5.00%
- 10.00%	3.75%	-10.00%
- 20.00%	3.75%	-20.00%
- 30.00%	3.75%	-30.00%
- 40.00%	3.75%	-40.00%
- 50.00%	3.75%	-50.00%
- 60.00%	3.75%	-60.00%
- 70.00%	3.75%	-70.00%
- 80.00%	3.75%	-80.00%
- 90.00%	3.75%	-90.00%
- 100.00%	3.75%	-100.00%

PPS-12

If Notes are Called with respect to the 3rd Early Redemption Date

Final Price (% Change)	Investment in the Notes	Direct Investment in the Linked Shares
+ 100.00%	5.63%	100.00%
+ 90.00%	5.63%	90.00%
+ 80.00%	5.63%	80.00%
+ 70.00%	5.63%	70.00%
+ 60.00%	5.63%	60.00%
+ 50.00%	5.63%	50.00%
+ 40.00%	5.63%	40.00%
+ 30.00%	5.63%	30.00%
+ 20.00%	5.63%	20.00%
+ 10.00%	5.63%	10.00%
+ 5.00%	5.63%	5.00%

0.00%	5.63%	0.00%

- 5.00%	5.63%	-5.00%
- 10.00%	5.63%	-10.00%
- 20.00%	5.63%	-20.00%
- 30.00%	5.63%	-30.00%
- 40.00%	5.63%	-40.00%
- 50.00%	5.63%	-50.00%
- 60.00%	5.63%	-60.00%
- 70.00%	5.63%	-70.00%
- 80.00%	5.63%	-80.00%
- 90.00%	5.63%	-90.00%
- 100.00%	5.63%	-100.00%

PPS-13

If Notes are NOT Called Prior to Maturity

Final Price (% Change)	Investment in the Notes		Direct Investment in the Linked Shares
+ 100.00%	7.50%		100.00%
+ 90.00%	7.50%		90.00%
+ 80.00%	7.50%		80.00%
+ 70.00%	7.50%		70.00%
+ 60.00%	7.50%		60.00%
+ 50.00%	7.50%		50.00%
+ 40.00%	7.50%		40.00%
+ 30.00%	7.50%		30.00%
+ 20.00%	7.50%		20.00%
+ 10.00%	7.50%		10.00%
+ 5.00%	7.50%		5.00%

0.00%	7.50%		0.00%

	Protection Price Ever Breached?
	NO	YES
- 5.00%	7.50%	2.50%	-5.00%
- 10.00%	7.50%	-2.50%	-10.00%
- 20.00%	7.50%	-12.50%	-20.00%
- 30.00%	7.50%	-22.50%	-30.00%
- 40.00%	N/A	-32.50%	-40.00%
- 50.00%	N/A	-42.50%	-50.00%
- 60.00%	N/A	-52.50%	-60.00%
- 70.00%	N/A	-62.50%	-70.00%
- 80.00%	N/A	-72.50%	-80.00%
- 90.00%	N/A	-82.50%	-90.00%
- 100.00%	N/A	-92.50%	-100.00%

PPS-14